MarkWest Energy Partners, L.P.
1515 Arapahoe Street
Tower 1 Suite 1600
Denver, CO 80202

May 28, 2013

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:                    Karl Hiller

Branch Chief, Division of Corporation Finance

Re:                             MarkWest Energy Partners, L.P.

Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 27, 2013

File No. 1-31239

Dear Mr. Hiller:

Set forth below are the responses of MarkWest Energy Partners, L.P., a Delaware limited partnership (“MarkWest,” the “Company,” “we” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 14, 2013 with respect to the Company’s Annual Report on Form 10-K filed with the Commission on February 27, 2013 (the “2012 Form 10-K”).

Based on our review of the Staff’s comment letter, and as further described herein, we believe that the 2012 Form 10-K is materially accurate and, accordingly, that amendment is not necessary.   As noted below, we do plan to make certain disclosure updates in subsequent filings with the Commission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis Page 67

Results of Operations, Page 69

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 69

General

1.                                      We note that you indicate material changes in reported line items were attributable to multiple factors but do not quantify the impact of individual factors.  Tell us why you do not believe quantification of factors would be necessary to comply with Item 303(a)(3) of Regulation S-K, Instruction 3 to paragraph 303(a), and FRC §501.04.

Response:

We acknowledge the Staff’s comment and further acknowledge that each of Item 303(a)(3) of Regulation S-K including, Instruction 3 to paragraph 303(a) of Regulation S-K, and FRC §501.04 require that the registrant discuss and quantify factors that result in material fluctuations to the Company’s financial statement line items for the comparative period presented.  We have identified two examples contained in our segment reporting (Southwest segment and Northeast segment),  in which we disclosed as factors resulting in changes to the Company’s operating results but did not specifically quantify the impact of these changes. These examples do not include certain instances in which we indicated that price and volume were the drivers of the changes as price and volume discussions are specifically addressed in our response to Comment 2 below.

a)             Southwest segment- In page 69 of our 2012 Form 10-K, included in the discussion of revenue attributable to the Southwest segment, we indicated that the revenue declines that were caused by the reduction of NGL prices were partially offset by increases in processing and gathering fees in Oklahoma and Texas but did not specifically quantify the impact. We believe that the explanation provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) combined with the information that we have disclosed elsewhere in the 2012 Form 10-K, specifically the detailed volume information included in Item 6 of the 2012 Form 10-K and the discussion of our contract types and breakdown of our segment net operating margins by contract type included in Item 1. Business — Our Contracts, provides the necessary disclosure to understand the key factors impacting the changes in our results of operations. However, in consideration of your comment, we agree that it may be more helpful to a reader to reiterate and incorporate this information within MD&A discussion and provide additional quantification when necessary.  We have included the Results of Operations — Year Ended December 31, 2012 Compared to Year Ended December 31, 2011 section of MD&A below after Comment 2 with proposed additional narrative highlighted in bold type.  We propose to include similar disclosure in subsequent filings under the Securities Exchange Act of 1934.

b)             Northeast segment - In our discussion of Northeast segment revenue and purchased product costs, we noted one of the reasons for our decline in revenue was a contract change related to the Langley Acquisition. We further disclosed that the contract change resulted in our recording certain revenue transactions net of the related purchased product costs because we are now acting as an agent to our producer customer, in contrast to prior years where we were the principal in the transaction and recorded the revenues and purchased product costs on a gross basis. This same explanation was cited as a reason for the decrease in purchase product costs. This change was a non-recurring event and did not have a material impact on the overall profitability of the segment.  Net operating margin was not affected because the reduction in revenue was offset with a reduction in purchase product costs.  As a result, management did not believe that quantification of the amount would be useful to the reader in evaluating the segment performance.

2.                                      We note your discussion of changes in segment revenues, and your explanation that revenues decreased primarily as a result of changing prices and volumes.  The guidance in Item 303(a)(3)(iii) of Regulation S-K requires a discussion of the extent to which increases or decreases in revenue are attributable to changes in prices or to changes in the volume or amount of goods or services being sold, or to the introduction of new products or services.  Please expand your disclosure to quantify the changes in price or volume; and consider including a table showing natural gas liquids (NGL) and natural gas volumes processed, treated, etc.  Please discuss the impact volume fluctuations had on revenue and the reasons for the volume fluctuations at a facility.  A similar table for NGL and natural gas prices would also be helpful.

Response:

We acknowledge the Staff’s comment and the requirements of Item 303(a)(3)(iii) of Regulation S-K.  We analyze and discuss our results of operations based on the primary drivers of our business, which are natural gas and NGL prices as well as the volumes of natural gas gathered, processed and fractionated. However, management generally evaluates the overall commodity price and volume trends at a high level when evaluating our company and segment performance as opposed to determining the precise quantitative impacts of change in commodity prices and volumes.  As described more thoroughly in Item 1. Business- Our Contracts in our 2012 Form 10-K,  our complex contract mix includes arrangements with pricing terms with varying levels of commodity price sensitivity including fee-based, percent-of-proceeds, and keep-whole pricing terms, and many of our contracts combine two or more of these pricing terms. In addition, each of our segments has a different contract mix that can fluctuate throughout the year, and the performance of the segment can be impacted by other factors including natural gas composition and quality.  Given the wide variety and complexity of our contract portfolio, which is not uncommon within the natural gas midstream industry, we believe that the exercise of determining the precise quantitative impact of commodity prices and volumes under each of our contracts would be unduly burdensome, and that the data, which is not utilized by management in evaluating the business, would not be any more useful to a reader’s understanding of our overall financial condition, changes in our financial condition or our results of operations than our current presentation.

Instruction 1 to Item 303(a) of Regulation S-K provides that “the registrant’s discussion and analysis shall be of the financial statements and other statistical data that the registrant believes will enhance a reader’s understanding of its financial condition, changes in financial condition and results of operations.”  Additionally, in 2003, in an effort to improve the overall quality and effectiveness of the disclosure in MD&A, the Commission reminded companies that “MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business. Management has a unique perspective on its business that only it can present. As such, MD&A should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements, neither of which provides this important management perspective. Through this release we encourage each company and its management to take a fresh look at MD&A with a view to enhancing its quality. We also encourage early top-level involvement by a company’s management in identifying the key disclosure themes and items that should be included in a company’s MD&A.(1)”

(1)”Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations: Supplementary Information — I. Overview — B. Approach to MD&A”, Release No. 33-8350, Effective Date: December 29, 2003

We believe that our narrative explanations in MD&A for the fluctuations in revenue and purchase product costs, considered along with the additional information provided in the 2012 Form 10-K meets the requirements and intent of the guidance above. For example, we include a detailed table depicting the volume trends for each of our segments in Item 6 of the 2012 Form 10-K. Also, in order to help investors understand the commodity price sensitivity in each of our segments, we provide a breakdown of our net operating margin by pricing terms in Item 1. Business- Our Contracts. However, we acknowledge that it may be more helpful to a reader to include additional narrative in the MD&A that incorporates the information that is included in these other sections of the 10-K.  We have included the Results of Operations — Year Ended December 31, 2012 Compared to Year Ended December 31, 2011 section of MD&A below as an example of proposed additional narrative highlighted in bold type below that we will include in future filings.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The tables below present financial information, as evaluated by management, for the reported segments for the years ended December 31, 2012 and 2011. The information includes net operating margin, a non-GAAP financial measure. For a reconciliation of net operating margin to Income (loss) from operations, the most comparable GAAP financial measure, see Our Contracts discussion in Item 1. Business.  This section should be read in conjunction with our Operating Data table that details volumes in Item 6. Selected Financial Data and our contract mix table found on page 23 of Item 1. Business.

Southwest

	Year ended December 31,
	2012	2011	$ Change	% Change
	(in thousands)
Segment revenue	$856,416	$1,031,986	$(175,570)	(17)%
Purchased product costs	387,902	506,911	(119,009)	(23)%
Net operating margin	468,514	525,075	(56,561)	(11)%
Facility expenses	124,921	121,197	3,724	3%
Portion of operating income attributable to non-controlling interests	5,790	5,431	359	7%
Operating income before items not allocated to segments	$337,803	$398,447	$(60,644)	(15)%

Segment Revenue.  Segment revenue decreased primarily due to lower NGL prices and a decrease in natural gas sales volumes. The decrease was partially offset by an increase in NGL sales volumes, primarily due to the expansion of Western Oklahoma processing facilities completed at the end of the third quarter of 2011 and an increase of $20 million in processing and gathering fees in Oklahoma and Texas due to the 16% increase in volumes processed.

Purchased Product Costs.  Purchased product costs decreased primarily due to lower NGL prices and reduction in the volume of natural gas purchased.

Net operating margin.  Net operating margin decreased due to lower NGL prices as approximately 56% of the net operating margin is derived from commodity sensitive percent-of-proceeds and keep-whole arrangements.  The decreases in NGL prices were partially offset by an approximately 16% increase in the volume of natural gas processed as producers continue to increase production in the rich gas areas of the Woodford Shale, Haynesville Shale, Cotton Valley, and Granite Wash formations.

Facility Expenses.  Facility expenses increased primarily due to the expansion of our processing and gathering facilities in Oklahoma.

Northeast

	Year ended December 31,			%
	2012	2011	$ Change	Change
	(in thousands)
Segment revenue	$225,818	$268,884	$(43,066)	(16)%
Purchased product costs	68,402	91,612	(23,210)	(25)%
Net operating margin	157,416	177,272	(19,856)	(11)%
Facility expenses	24,106	27,126	(3,020)	(11)%
Operating income before items not allocated to segments	$133,310	$150,146	$(16,836)	(11)%

Segment Revenue.  Segment revenue decreased due to lower NGL prices, as well as a contract change related to the Langley Acquisition in the first quarter of 2011. Subsequent to the Langley Acquisition, we continue to market the NGLs related to natural gas processed at the Langley Processing Facilities; however we are acting as an agent and therefore record revenue net of purchase product costs. Prior to the contract change, we were acting as the principal. The decrease in revenue was partially offset by increased NGL sales volumes, which was partly due to a key transmission pipeline feeding our processing plants that was damaged and had limited service capacity during 2011 but that was repaired and fully operational for 2012.

Purchased Product Costs.  Purchased product costs decreased due to the contract change related to the Langley Acquisition discussed in the Segment Revenue section above. In addition, purchased product costs decreased due to lower prices for natural gas purchased to satisfy the keep-whole arrangements in the Appalachia area, which was partially offset by an increase in sales volumes.

Net operating margin. Net operating margin decreased due to the decline in NGL prices and narrowing of the spread between NGL and natural gas prices as approximately 70% of the net operating margin is derived from commodity sensitive keep-whole contracts.  The decrease was partially offset by an 11.1% increase in the volume of NGLs sold.

Facility Expenses.  Facility expenses decreased primarily due to a reduction in property taxes resulting from a favorable rate determination related to one of our facilities.

Liberty

	Year ended December 31,			%
	2012	2011	$ Change	Change
	(in thousands)
Segment revenue	$319,867	$248,949	$70,918	28%
Purchased product costs	74,024	83,847	(9,823)	(12)%
Net operating margin	245,843	165,102	80,741	49%
Facility expenses	65,825	34,913	30,912	89%
Portion of operating income attributable to non-controlling interests	—	63,731	(63,731)	(100)%
Operating income before items not allocated to segments	$180,018	$66,458	$113,560	171%

Segment Revenue.  Segment revenue increased due to ongoing expansion of the Liberty operations resulting in increased gathered, processed and fractionated volumes. Revenue increased $66.2 million related to gathering, processing and fractionation fees and approximately $20.0 million related to increased NGL product sales under a percent of proceeds agreement with a producer, offset by a decrease of approximately $17.1 million in sales of propane from inventory purchased from producer customers. NGLs sales increased due to higher volumes but were partially offset by lower prices.

Purchased Product Costs.  Purchased product costs decreased due to lower NGL prices and lower NGL volumes purchased from producer customers.

Facility Expenses.  Facility expenses increased due to costs related to the expansion of Liberty operations.

Net operating margin.  Net operating margin increased as the volume of natural gas gathered, processed, and fractionated increased by 73%, 53% and 110%, respectively.  Approximately 75% of the net operating margin is earned under fee-based contracts and was not significantly impacted by the decline in commodity prices.

Portion of Operating Income Attributable to Non-controlling Interests.  The portion of operating income attributable to non-controlling interests represents M&R’s interest in net operating income of MarkWest Liberty Midstream. As a result of our acquisition of M&R’s interest in MarkWest Liberty Midstream, no portion of its income is attributable to non-controlling interests for the year ended December 31, 2012.

Utica

	Year ended December 31,			%
	2012	2011	$ Change	Change
	(in thousands)
Segment revenue	$571	$—	$571	N/A
Purchased product costs	—	—	—	N/A
Net operating margin	571	—	571	N/A
Facility expenses	3,968	—	3,968	N/A
Portion of operating (loss) income attributable to non-controlling interests	(1,359)	—	(1,359)	N/A
Operating (loss) income before items not allocated to segments	$(2,038)	$—	$(2,038)	N/A

The results of operations for the year ended December 31, 2012 include our operations in Utica Shale areas of eastern Ohio. The first phase of operations began in third quarter 2012. The total planned cryogenic processing capacity is expected to be in operation in 2014. Facility expenses include start-up costs and other costs that cannot be capitalized.

In summary, we believe that we meet the technical requirements of Item 303(a) of Regulation S-K and our current disclosure is consistent with the Instructions to Item 303(a) and the Commission’s guidance regarding the disclosure objectives of MD&A, and the additional narrative similar to what we have proposed.  We will point the readers to areas that will provide more details when reading our year over year MD&A disclosures.

*        *        *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please direct any questions or comments regarding the foregoing to me at (303) 925-9210 or Matt Pacey at (713) 758-4786.

Sincerely,

/s/ Nancy Buese

Nancy Buese
Senior Vice President/Chief Financial Officer
MarkWest Energy Partners, L.P.

cc: Matt Pacey, Vinson & Elkins L.L.P.